UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 59511/March 5, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13368

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
JANSKO, INC.,	:	REVOKING BY DEFAULT
JG INDUSTRIES, INC.,	:	REGISTRATIONS OF
JMXI, INC. (f/k/a JUPITER	:	JANSKO, INC.,
COMMUNICATIONS, INC.),	:	JG INDUSTRIES, INC.,
THE JOCKEY CLUB, INC.,	:	THE JOCKEY CLUB, INC.,
JUINA MINING CORP., INC. (n/k/a	:	JUINA MINING CORP., INC. (n/k/a
AC ENERGY, INC.),	:	AC ENERGY, INC.),
JUMBOSPORTS, INC.,	:	JUMBOSPORTS, INC.,
JUMPIN' JAX CORP.,	:	JUMPIN' JAX CORP.,
JUST LIKE HOME, INC., and	:	JUST LIKE HOME, INC., and
JUST TOYS, INC.	:	JUST TOYS, INC.

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SUMMARY

        This Order revokes the registrations of the registered securities of Respondents Jansko, Inc. (Jansko), JG Industries, Inc. (JG), The Jockey Club, Inc. (Jockey Club), Juina Mining Corp., Inc. (n/k/a AC Energy, Inc.) (Juina), JumboSports, Inc. (JumboSports), Jumpin' Jax Corp. (Jumpin' Jax), Just Like Home, Inc. (Just Like Home), and Just Toys, Inc. (Just Toys), (collectively, Respondents). The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

        The Commission initiated this proceeding on February 11, 2009, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by February

19, 2009.[1] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Jansko (CIK No. 880433)[2] is a dissolved Florida corporation located in Fort Lauderdale, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Jansko is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A[3] for the period ended February 28, 1995, which reported a net loss of $400,000 for the prior nine months.

JG (CIK No. 42179) is a dissolved Illinois corporation located in Chicago, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). JG is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended January 29, 2000. On November 30, 2001, the company filed a Form 8-K stating that it had sold all of its assets, filed a dissolution certificate, and halted trading.

Jockey Club (CIK No. 893656) is a dissolved Florida corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Jockey Club is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended July 31, 1995, which reported a net loss of over $3.4 million for the prior nine months. As of February 9, 2009, the company's common stock (symbol "JKCL") was quoted on the Pink Sheets operated by Pink OTC Markets, Inc. (Pink Sheets), had five market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Juina (CIK No. 1057321) is a revoked Nevada corporation located in Reno, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).

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[1] Each was served with the OIP by USPS Express Mail attempted delivery at "the most recent address shown on [each] entity's most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).   The remaining captioned respondent, JMXI, Inc. (f/k/a Jupiter Communications, Inc.), has not been served with the OIP. The address to which the OIP was directed does not match any address of any filings by JMXI, Inc., or Jupiter Communications, Inc.

[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a)(1); see generally 17 C.F.R. §§ 228.10-.703 (Regulation S-B) (setting forth disclosure requirements for small business issuers).

Juina is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on October 1, 1999, which reported a net loss of $481,057 from August 4, 1997, to December 31, 1998. As of February 9, 2009, the company's stock (symbol "ACEN") was quoted on the Pink Sheets, had ten market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c211(f)(3).

JumboSports (CIK No. 890093) is a Florida corporation located in Tampa, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). JumboSports is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 30, 1999, which reported a net loss of over $10 million for the prior twenty-six weeks. On December 27, 1998, the company filed a Chapter 11 petition with the U.S. Bankruptcy Court for the Middle District of Florida, and the case was terminated on December 13, 2006. As of February 9, 2009, the company's common stock (symbol "JSIBQ") was quoted on the Pink Sheets, had three market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Jumpin' Jax (CIK No. 878149) is a Nevada corporation located in Golden Valley, Minnesota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Jumpin' Jax is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1996, which reported a net loss of over $3 million for the prior nine months. As of February 9, 2009, the company's common stock (symbol "JJAX") was traded on the over-the-counter markets.

Just Like Home (CIK No. 934380) is a dissolved Florida corporation located in Pittsburgh, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Just Like Home is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2001, which reported a net loss of $324,512 for the prior six months. As of February 9, 2009, the company's common stock (symbol "JLHC") was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Just Toys (CIK No. 890639) is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Just Toys is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of $1.8 million for the prior nine months.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Jansko, Inc., is REVOKED;

the REGISTRATION of the registered securities of JG Industries, Inc., is REVOKED;

the REGISTRATION of the registered securities of The Jockey Club, Inc., is REVOKED;

the REGISTRATION of the registered securities of Juina Mining Corp., Inc. (n/k/a AC Energy, Inc.), is REVOKED;

the REGISTRATION of the registered securities of JumboSports, Inc., is REVOKED;

the REGISTRATION of the registered securities of Jumpin' Jax Corp. is REVOKED;

the REGISTRATION of the registered securities of Just Like Home, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Just Toys, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge